UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 1, 2025

Windstream Parent, Inc.

(Exact name of registrant as specified in its charter)

Delaware	333-281068	99-2892631
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

4005 Rodney Parham Road, Little Rock, Arkansas	72212
(Address of principal executive offices)	(Zip Code)

(501) 748-7000

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure

On May 1, 2025, Windstream Holdings II, LLC (the “Company”) will hold a management call to discuss the financial and operating results of the Company for the first quarter ended March 31, 2025. Copies of the Investor Presentation and Earnings Call Prepared Remarks are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

The information furnished under Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Item 9.01 Financial Statements and Exhibits

Exhibits

99.1	Investor Presentation, dated May 1, 2025, of Windstream Holdings II, LLC
99.2	Earnings Call Prepared Remarks, dated May 1, 2025, of Windstream Holdings II, LLC
104	Inline XBRL for the cover page of this Current Report on Form 8-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINDSTREAM PARENT, INC.

Date: May 1, 2025	By:	/s/ Drew Smith
		Name:	Drew Smith
		Title:	Chief Financial Officer and Treasurer

Exhibit 99.1

1Q25 Financial Earnings May 1, 2025

This presentation includes forward - looking statements that are subject to risks and uncertainties that could cause actual future events and results to differ materially from those expressed in the forward - looking statements. Forward - looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning. Forward - looking statements include, but are not limited to, guidance regarding 2025 financial and operational results and our ability to execute our 2025 strategic goals supporting the guidance, including planned acceleration of our fiber deployment and our ability to increase our fiber penetration; the number of households or locations we may be able to serve generally and related to funding from various current or future state and federal broadband programs, public - private partnerships with government entities, the Rural Digital Opportunity Fund, and the BEAD program; our ability to continue positive trends regarding ARPU and fiber broadband adds; opportunities related to strategic sales, products, and strategic revenue growth across our business units; expectations regarding expense management activities, and the timing and benefit of such activities; statements regarding possible benefits and opportunities related to the proposed transaction with Uniti Group, Inc.; and any other statements regarding plans, objectives, expectations and intentions and other statements that are not historical facts. These statements, along with other forward - looking statements regarding Windstream’s overall business outlook, are based on estimates, projections, beliefs, and assumptions that Windstream believes are reasonable but are not guarantees of future events, performance, or results. Actual future events and results may differ materially from those expressed in these forward - looking statements as the result of a number of important factors. Important factors that could cause actual results to differ materially from those indicated by such forward - looking statements include risks and uncertainties relating to increased competitive pressures as state and federal broadband funding programs provide opportunities for new entrants in our markets, or prefer municipal cooperatives, leading to possible overbuilding of our network; our ability to, and the extent to which, we participate in broadband funding programs, such as BEAD, and are able to successfully secure funding via competitive bidding processes over competitors; the uncertainty surrounding the BEAD program in light of increased focus on the program by the federal legislative and executive branches, including changes to the program, timing of implementation of the program or in what form the program continues; the effect of any changes in federal or state governmental regulations or statutes or new requirements or restrictions contained in executive orders that could impact our business or the business of our customers; uncertainty created in the federal Universal Service Fund program based on the pending legal case at the U.S. Supreme Court, including possible impact on future funding under the Rural Digital Opportunity Fund; increased oversight or enforcement activities by state or federal agencies, particularly based on our status as a federal and state government contractor; that the proposed transaction with Uniti Group, Inc., could cause distraction by management, increased employee turnover, and an allocation of resources that otherwise would have been attributed to the business; risks and uncertainties from cost pressures, trade tariffs, trade disputes, or inflation on our business or on our customers’ communications and payment decisions and on the business of our vendors; adverse economic, political or market conditions related to foreign wars or unrest, political upheaval epidemics, pandemics, or disease outbreaks, and the impact of these conditions on our business operations and financial position and on our customers; any supply chain impact from trade tariffs or trade disputes on our vendors that may impact our business operations and our customers’ ability to operate their business; that the expected benefits of cost and expense management activities are not realized or adversely affect our sales and operations or are otherwise disruptive to our business and personnel; the impact of new, emerging, or competing technologies and our ability to utilize these technologies to provide services to our customers; and general U.S. and worldwide economic conditions and related uncertainties. Windstream does not undertake any obligation to publicly update any forward - looking statement, whether as a result of new information, future events or otherwise. 2

Paul Sunu Chief Executive Officer Drew Smith Chief Financial Officer & Treasurer Genesis White VP, Investor Relations & Assistant Treasurer 3

inclusio Forge Ahead With Fiber Fortify Our High - Quality Focus Foster Healthy Customer Connections Pave the way for future generations to thrive in a digital world 4 Meet evolving customer needs and capture greater market share Develop stronger customer relationships (inside and outside) founded on trust and driven by collaboration

1.2M 1.5M 1.6M 2.0M 2022A 2023A 2024A 2025E +15% CAGR 287K 383K 446K ~550K 2022A 2023A 2024A 2025E +25% CAGR 28% Fiber Penetration Consumer Fiber Premises Passed 5 Consumer Fiber Subscribers 43% Fiber Coverage

First Quarter Highlights

WINDSTREAM

- Continued progress towards planned Uniti merger, with close expected in early 2H25
- Completed additional sale of IPv4 assets for over $25M (~$155M over last 5 quarters)
- Achieved Adjusted EBITDAR(1) of $370M, up $40M sequentially kinetic

- Consumer fiber expansion continued with 38K new premises constructed during the quarter, bringing fiber coverage to 38% of our Kinetic markets
- Grew Fiber Subscribers by 16% y-o-y, resulting in fiber penetration of 28%
- Fiber Subscriber Revenue growth of 20% y-o-y, with Fiber ARPU up 4% y-o-y windstream wholesale & windstream managed services

- Generated solid Wholesale strategic revenue performance highlighted by high demand from carriers, content providers and hyperscalers
- Continued execution of our Managed Services transformation strategy, which is shifting away from legacy TDM revenues and narrowing focus to emphasize profitability for the valuable base of Managed Services customers

(1) Adjusted EBITDAR excluding gain on sale of IPv4 assets

6 | WINDSTREAM

7 Consumer Fiber Expansion (1 Gbps Consumer Premises Passed by Type) (1) Calculated using Fiber Subscriber revenue, less standard modem rental charge of $10.99 per month. 1Q24 2Q24 3Q24 4Q24 1Q25 Extending our Fiber Coverage ▪ 38K new consumer premises added in 1Q25 ▪ ~1.7M consumer premises passed, representing 38% coverage of consumer households Strategic PPP RDOF 1,664 1,553 1,595 1,626 1,508 401 418 435 446 464 26.6% 26.9% 27.3% 27.4% 27.9% Consumer Fiber Subscribers Ending Fiber Subscribers Penetration Rate $96 $100 $103 $110 $115 $70.44 $69.96 $69.17 $72.37 $73.24 Consumer Fiber Revenue and ARPU Fiber Subscriber Revenue Fiber ARPU (1) 1Q24 2Q24 3Q24 4Q24 1Q25 Fiber Broadband Adds Continue ▪ Ended 1Q with 464K consumers on 1G capable facilities, up 18K sequentially ▪ Fiber penetration of 27.9%, an improvement of 50 basis points sequentially 1Q24 2Q24 3Q24 4Q24 1Q25 Strong Fiber Revenue and ARPU Trends ▪ Fiber Subscriber Revenue grew 20% for the quarter, and 4% sequentially, driven by strong adoption of our FTTH facilities ▪ Fiber ARPU of $73.24 up 4% for the quarter and 1% sequentially

25% 28% 26% 29% 32% 30% 2022 2023 2024 Marketing Initiatives Continue to Drive Strong Early Penetration Note: Cohort penetration reflects consumers on 1G capable facilities, within the respective cohort, at the 12 - month (Year 1 Penetration), 24 - month (Year 2 Penetration), and 36 - month (Year 3 Penetration) anniversary of the cohort being launched, summarized by year. The chart above represents all cohorts that have met the Year 1 – 3 milestones as of March 31, 2025. Cohort Penetration: Year 1 - 3 Milestones 8 Year 1 Penetration Year 2 Penetration Year 3 Penetration 40% Target Penetration Over a 4 Year Period Performance from program is driving strong results in newer cohorts initiative launched in 2024, with further scaling in 2025, is reinvigorating penetration progress in our older cohorts

2024 YE $ 2,200 1,025 437 $ 3,661 57 $ 3,718 $ 1,321 419 260 262 $ 2,262 $ 1,457 39.2% 2025 Q1 $ 529 240 111 $ 880 10 $ 890 $ 299 98 60 63 $ 519 $ 370 41.6% (Dollars in Millions) 2024 2024 2024 Financial Overview 2024 Q4 Q3 Q2 Q1 Revenue and Sales $ 528 $ 538 $ 557 $ 577 Kinetic Market 235 250 257 283 Managed Services Market 103 115 102 117 Wholesale Market $ 866 $ 903 $ 916 $ 977 Service Revenue 9 13 11 24 Product & Fiber Sales $ 875 $ 916 $ 926 $ 1,001 Total Revenue and Sales Expenses $ 321 $ 323 $ 329 $ 349 Direct Segment Expenses 100 104 107 109 Network Access & Facilities 63 66 64 66 Shared Network & Operations 64 63 65 71 Information Techology/Shared Corporate $ 547 $ 556 $ 565 $ 595 Total Expenses $ 328 $ 361 $ 362 $ 406 Adjusted EBITDAR (1) 37.5% 39.4% 39.1% 40.6% Adjusted EBITDAR Margin % (1) 9 (1) Adjusted EBITDAR excluding gain on sale of IPv4 assets

$2,200 $ - $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 2025 $475 2026 Revolver Draw Note : Available capacity under credit facility excludes outstanding letters of credit of $188.3 million of which $156.8 million was issued to Universal Service Administrative Company as a condition for Windstream receiving RDOF funding Net Debt to Adjusted EBITDA 2029 Term Loan 2027 2028 Undrawn Revolver 2030 2031 8.25% Sr First Lien Notes Ended 1Q with Net Liquidity and $500 Debt Maturity as of March 31, 2025 10

2025 Guidance 2024 Results (all $ in millions) Approximately $1.4B $1,457M Adjusted EBITDAR (1) Approximately $230M $207M Cash Interest Approximately $1.1B $884M Capex Low - single digit growth y/y (2.9%) Kinetic Consumer Subscriber Revenue 11 (1) Excluding impact of non - core operating asset sales during the period.

Quarterly supplemental schedules (Pro Forma) Appendix 12

Where to Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between Windstream and Uniti (the “proposed transaction”).  In connection with the proposed transaction, Windstream filed a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC on February 12, 2025 and Uniti filed a proxy statement with the SEC on February 12, 2025.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders are able to obtain copies of the registration statement and proxy statement/prospectus (when available) as well as other filings containing information about Windstream and Uniti, without charge, at the SEC’s website, http://www.sec.gov. Copies of the registration statement and proxy statement/prospectus and each company’s other filings with the SEC may also be obtained free of charge from the respective companies. Copies of documents filed with the SEC by Windstream will be made available free of charge on Windstream’s investor relations website at https://investor.windstream.com/. Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti’s investor relations website at https://investor.uniti.com/.

Exhibit 99.2

Windstream 1Q25 Earnings Call – Prepared Remarks

May 1, 2025

Genesis White

Good morning everyone and thank you for joining Windstream’s first quarter 2025 earnings conference call.

Joining me on the call today are:

•	Paul Sunu, our CEO, and

•	Drew Smith, our CFO and Treasurer

To accompany today’s call, we have posted the presentation slides and supplemental schedules on our various investor websites. If you do not have access to these websites, please reach out to me at Genesis dot White at windstream dot com.

Our financial statements, prepared in accordance with U.S. GAAP, will be available by mid- May to our lenders and investors, in compliance with the terms of the Credit Agreement, Indenture, and Amended and Restated LLC Agreement.

During the first quarter of 2025, we completed updates to our business segment structure to improve the market-level alignment of customers and service offerings with the network being utilized to provide services. These changes, which resulted in the reclassification of our segment-level financials, primarily included the shift of business customers to Kinetic from the former Windstream Enterprise segment, which we have renamed Managed Services for segment reporting purposes.

Prior period segment information has been revised to reflect these updates. A reconciliation of previously reported financials to revised segment and consolidated information is included within the Investor Supplement.

Today’s discussion includes statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties and the disclosure to our forward-looking statements will be contained in our financial statements. Let me now turn it over to Paul Sunu.

Paul Sunu

Good morning and thank you for joining us.

Today, we are pleased to share with you our first quarter results, which showed solid financial and operational performance across our business and demonstrated progress towards our 2025 priorities, as shown on slide 4.

In order to meet the growing demand in our residential, business and wholesale markets, we are building more fiber, at a faster pace. As we communicated earlier this year, our enhanced and accelerated build plan will nearly double the rate of our fiber builds in 2025, compared to what was completed last year. This will result in about 2 million consumer premises passed, or 43% coverage of our Kinetic footprint, by the end of this year. Further, we expect to drive increased penetration in our fiber markets through the demonstrated successes of our marketing and quality initiatives.

Our strategy is clear. We are building on the foundation of quality that we created last year by accelerating our fiber builds and propelling our fiber penetration. And, I am very proud of the progress that we’re making towards these goals.

With that, I would like to share a few financial and operational highlights for the quarter, as seen on Slide 6.

For the quarter, we delivered $370 million of adjusted EBITDAR, excluding the gain on sale of operating assets. We also monetized an additional portion of our IPv4 assets during the quarter, for over $25 million in net proceeds. This brings our cumulative sales proceeds from these assets to approximately $155 million over the last five quarters. These sales are related to non-core, unutilized assets and thus we do not anticipate any changes to our go- forward operating free cash flow trends.

Within Kinetic, we continued to expand our fiber coverage and experienced strong growth in our fiber subscribers and fiber subscriber revenue year-over-year, highlighting our continued commitment to extending our fiber footprint within Kinetic markets.

Wholesale and Managed Services continued their solid performance. Windstream Wholesale continues to demonstrate market leadership in innovation, as well as its commitment to network expansion which allows us to be an active player in the growing demand generated by AI. Furthermore, Wholesale’s core fiber wave service continues to resonate with carriers, content providers and hyperscalers. Inside Managed Services, we continued the execution of our transformation strategy, which is optimizing the relationships within our valuable base of managed services customers as we shift away from the legacy TDM business.

Slide 7 provides a bit more insight into Kinetic’s Fiber performance for the quarter. We extended our fiber coverage by passing an additional 38,000 consumer premises during the quarter, bringing our total to approximately 1.7 million consumer premises passed or 38% of Kinetic’s footprint.

Our pace of construction during the quarter was largely in line with our expectations as we focused on the in-flight RDOF and PPP projects which have lower household density profiles. We expect to hit our overall premises passed targets for the year as more non- subsidized locations come online.

Now let’s take a look at our fiber subscriber growth. We added over 18,000 fiber subscribers for the quarter. Our fiber subscribers grew 16% year-over-year and fiber subscriber revenue grew 20% for the same period, demonstrating strong adoption of our fiber product. We ended the quarter with 464,000 subscribers on our fiber network, representing a 27.9% penetration rate, an improvement of 50 basis points sequentially.

Additionally, you can see the performance of our Fiber Fast Start initiative on Slide 8, as our latest cohorts continue to show impressive early penetration results. Furthermore, we are beginning to see positive results from our Fiber Forward initiative, which we launched last year. While this program is still ramping, we are seeing encouraging improvements in the markets launched, as evidenced by the strong penetration growth in our 2023 cohorts, which went from 28% penetration in Year 1 to 32% in Year 2. These results demonstrate that our marketing initiatives are on track.

Overall, I am quite pleased with the progress we made during the quarter. We demonstrated continued momentum across our strategic initiatives, setting us up nicely to achieve our 2025 priorities.

And finally, before we get to our financial results, let me address the progress on our planned merger with Uniti. In early April, Uniti shareholders voted to approve the merger. In addition, we have received sixteen state approvals, which leaves the approvals for two remaining states, as well as the FCC. We defer to Uniti management on specifics of the transaction and next steps in the closing process.

We still expect the merger to close in early second half of 2025, subject to customary closing conditions, including receipt of final regulatory approvals. In the meantime, we remain steadfast in executing on our 2025 priorities, delivering high-quality service to our customers and driving growth.

With that, let me turn the call over to Drew to cover our financial results for the quarter.

Drew Smith

Thank you, Paul, and good morning everyone. Turning to Slide 9, we show our first quarter financial results.

During the quarter, Windstream generated:

•	Total revenues of $890 million, and

•	Adjusted EBITDAR, excluding the gain on sale of operating assets, of $370 million, which was up 13% sequentially, translated into a consolidated margin of 41.6% during the quarter, an improvement of 100 basis points over last year’s levels.

Moving to our market-level business revenue trends:

Within Kinetic:

•	Service revenue was $529 million, which was down 8.3% year-over-year, with consumer service revenue down 5.5% year-over-year, driven largely by the ACP funding step-downs.

•	Kinetic fiber subscriber revenue was up 20% year-over-year, and fiber ARPU of $73.24 was up 4% year-over-year.

•	Fiber consumer broadband subscribers grew by 18,400 during the quarter. This was offset by a loss of 35,600 DSL customers, resulting in a net decrease in total broadband units of 17,200 for the quarter.

Within Managed Services:

•	Service revenue was $240 million, down 16%, as legacy-TDM revenues continue to see ongoing declines as expected.
•	TDM revenue declined 37% year-over-year as we continue to execute our TDM exit strategy, which will be completed by the end of this year.
•	Direct margin for the Managed Services business declined 10% year over year, driven mostly by our TDM Exit Strategy. Excluding the TDM margin declines, Managed Services’ direct margin declined in the mid-single digits.

Within Wholesale:

•	Service revenue was $111 million, down 4.5% year-over-year, driven by declines in legacy revenues. Strategic revenues had solid performance during the quarter highlighted by high demand being seen from carriers, content providers and hyperscalers.

Turning to expenses:

•	Total cash expenses during the first quarter fell by $75 million, or approximately 13%, year-over-year, driven by our interconnection expense reduction activities, as well as other cost reduction efforts across the company.

Transitioning to slide 10, Windstream has a strong balance sheet with no current debt maturities until 2031. As of March 31st, we ended with $656 million in total liquidity and a net debt to adjusted EBITDA ratio of 2.63x.

Our financial guidance as seen on slide 11 remains unchanged.

Now, I will turn the call back over to Paul for some closing comments.

Paul Sunu

Thank you, Drew.

In closing, Windstream delivered solid financial and operational results across our business during the first quarter. We continue to extend our fiber footprint within our Kinetic markets, while further propelling our fiber penetration through our strategic marketing initiatives. The team is poised and sharply focused. And, as you can see, making real progress and generating momentum toward achieving our 2025 priorities.

With that, we can now open the call up for questions.

Where to Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between Windstream and Uniti (the “proposed transaction”).  In connection with the proposed transaction, Windstream filed a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC on February 12, 2025 and Uniti filed a proxy statement with the SEC on February 12, 2025.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders are able to obtain copies of the registration statement and proxy statement/prospectus (when available) as well as other filings containing information about Windstream and Uniti, without charge, at the SEC’s website, http://www.sec.gov. Copies of the registration statement and proxy statement/prospectus and each company’s other filings with the SEC may also be obtained free of charge from the respective companies. Copies of documents filed with the SEC by Windstream will be made available free of charge on Windstream’s investor relations website at https://investor.windstream.com/. Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti’s investor relations website at https://investor.uniti.com/.